Exhibit 21.1

Subsidiary List of CareCloud, Inc.

1.	CareCloud Holdings, Inc (Delaware, US)

2.	CareCloud Health, Inc. (Delaware, US)

3.	CareCloud Practice Management, Corp. (Delaware, US)

4.	CareCloud Acquisition, Corp. (Delaware, US)

5.	Meridian Medical Management, Inc. (Delaware, US)

6.	medSR, Inc. (Delaware, US)

7.	N884AM Holdings, Inc. (Delaware, US)

8.	MTBC Private Limited (Pakistan)

9.	MTBC Bagh Private Limited (Pakistan)

10.	RCM – MediGain Colombo, Pvt. Ltd. (Sri Lanka)

11.	CareCloud ME Health Consultancy LLC (United Arab Emirates)